Exhibit (a)(1)(G)

LQ Acquisition, Inc.

c/o Robert S. Bland, 8205 South Cass Avenue, #102, Darien, IL 60561

May 25, 2010

The Board of Directors

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

Dear Members of the Board:

We are pleased to advise you that LQ Acquisition Inc. (“LQA”), a corporation controlled by Robert S. Bland, intends to commence a cash tender offer for all of the outstanding shares of common stock (“Shares”) of Life Quotes, Inc. (the “Company”) not owned by LQA or its affiliates at a purchase price of $3.75 per share in cash. LQA currently owns approximately 31% of the outstanding Shares. The tender offer price would represent a 20.5% premium over Monday’s closing price of $3.11 per share.

The tender offer will be conditioned upon, among other customary conditions, (i) the non-waivable condition that there shall be validly tendered and not withdrawn Shares that constitute at least a majority of the outstanding Shares not owned by LQA or its affiliates immediately prior to the expiration of the tender offer, (ii) the condition that there shall be validly tendered and not withdrawn Shares that constitute at lease 90% of the outstanding Shares, and (iii) the execution of a note whereby the Company will loan $18 million to LQA to allow LQA to pay for the tendered Shares.

Upon successful completion of the tender offer, LQA will cause the Company to execute a “short-form” merger promptly under Delaware law in which all Shares held by remaining third party stockholders would be converted into the right to cash equal to the same price per Share as was paid in the tender offer, without interest.

We are aware, of course, of the Board’s efforts over the past 18 months to enhance stockholder value by hiring an investment banker and considering third party offers and expressions of interest to acquire the Company. We believe, however, that the tender offer price of $3.75 per Share represents a fair value for the Company.

In addition to an offer which we believe fairly values the Company, stockholders will benefit from immediately liquidity in an uncertain economic environment. Also, no due diligence is required and the transaction can be closed quickly.

Our current intention is to commence the tender offer on or about May 28, 2010.

If the Board intends to form a special committee to respond to our proposal, we hereby advise you that Robert S. Bland would support such an effort.

Very truly yours,

LQ Acquisition Inc.

By:
Robert S. Bland
President & Chief Executive Officer